

June 14, 2013

Via E-mail
Mr. Jack B. Dunn, IV
President and Chief Executive Officer
FTI Consulting, Inc.
777 South Flagler Drive, Suite 1500 West Tower
West Palm Beach, FL 33401

      RE: **FTI Consulting, Inc.**
                 Form 10-K for the Fiscal Year Ended December 31, 2012
                 Filed February 28, 2013
                 File No. 1-14875

Dear Mr. Dunn:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                 Sincerely,

                 /s/ Jonathan Wiggins

                 Jonathan Wiggins
                 Staff Accountant